Filed by Sequential Brands Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc.

Commission File No.: 001-36082

On June 22, 2015, Sequential Brands Group, Inc. delivered the following memorandum to its employees.

TO: ALL SEQUENTIAL EMPLOYEES

FROM:  YEHUDA SHMIDMAN, CEO

CONFIDENTIAL – NOT FOR CIRCULATION

I’m excited to report to you that moments ago we announced the signing of a definitive agreement to acquire Martha Stewart Living Omnimedia (MSLO).

Core to MSLO’s company is the Martha Stewart brand, known as the one of the top selling brands in the Home industry, with consumer products found at leading retailers including Macy’s, Home Depot, PetSmart, Staples & Michaels.  In addition, MSLO’s publications, including Martha Stewart Living & Martha Stewart Weddings, as well as over 80 published books through the years, continue to make her a leading resource for “how-to” and “DIY” knowledge seekers around the world.

I’ve had the pleasure of getting to know Martha over the past few months & I’m excited to welcome her and the MSLO business she founded to the Sequential family.

This acquisition will also bring the Emeril Lagasse brand under the SQBG umbrella.  Emeril is a pioneering culinary expert and restaurateur who is widely known as the original “celebrity chef.”

Upon closing, the MSLO business will be set up as a new vertical within Sequential’s overall platform, complementing our existing verticals of Fashion, Active & Lifestyle.

This is an extremely exciting time for Sequential – and our ability to continue executing on our playbook of consistent brand growth & strategic brand acquisitions – is made possible because of our team.  Thank you for being part of the Sequential team, and thank you for your dedication and commitment to the Sequential vision.

Yehuda Shmidman

Chief Executive Officer

Please note that as a public company, it is critical that everyone keep all internal information strictly internal.  If you are asked externally about this new venture, please refer people to our public press release, which can be found on our investor relations website ir.sequentialbrandsgroup.com.  All media inquiries should be directed to Jaime, cc’d here on this memo.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements (“forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management.  Sequential Brand Group, Inc.’s (the “Company”) and Singer Madeline Holdings, Inc.’s (“TopCo”) actual results could differ materially from those stated or implied in forward-looking statements.  Forward-looking statements include statements concerning guidance, plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance or products, underlying assumptions and other statements that are not historical in nature, including those that include the words “subject to,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “forecasts,” “projects,” “aims,” “targets,” “may,” “will,” “should,” “can,” the negatives thereof, variations thereon and similar expressions.  Such forward-looking statements reflect the Company's current views with respect to future events, based on what the Company believes are reasonable assumptions.  Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that the Company and MSLO have filed with the Securities and Exchange Commission (“SEC”); (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; (iv) the ability to successfully integrate the Company’s and MSLO’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the transaction; (vi) the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, licensees, customers and competitors; and (vii) other circumstances beyond the Company’s, MSLO’s and TopCo’s control. Refer to section entitled “Risk Factors” set forth each of in the Company's and MSLO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for a discussion of important risks, uncertainties and other factors that may affect our business, results of operations and financial condition. The Company’s and MSLO’s stockholders are urged to consider such risks, uncertainties and factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.  Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. Neither the Company nor MSLO is under any obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Additional Information about the Proposed Transaction and Where to Find It

The proposed transaction involving Sequential and MSLO will be submitted to the stockholders of MSLO for their consideration. In connection with the proposed transaction, Sequential and MSLO will cause TopCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the proposed transaction, and a preliminary and definitive proxy statement for the stockholders of MSLO and a preliminary and definitive information statement for the stockholders of Sequential (the “Combined Statement”) and each of MSLO and Sequential will mail the Combined Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. The definitive Registration Statement and the Combined Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE COMBINED STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Combined Statement and other relevant materials (when they become available) and any other documents filed or furnished by MSLO, Sequential or TopCo with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Combined Statement from Sequential by going to its investor relations page on its corporate website at ir.sequentialbrandsgroup.com. and from MSLO on its investor relations page on its corporate website at ir.sequentialbrandsgroup.com.

Participants in the Solicitation

MLSO, Sequential, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Sequential’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2015, and information about MSLO's directors and executive officers is set forth in its amendment to its Annual Report on Form 10-K/A for the calendar year ended December 31, 2014, which was filed with the SEC on April 27, 2015. These documents are available free of charge from the sources indicated above, from Sequential by going to its investor relations page on its corporate website at ir.sequentialbrandsgroup.com and from MSLO on its investor relations page on its corporate website at ir.sequentialbrandsgroup.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Combined Statement and other relevant materials Sequential, MLSO and TopCo intend to file with the SEC.

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